Exhibit 99.18

PRESS RELEASE

Suriname: TotalEnergies acquires 25% interest in Block 53

Paris, June 27, 2025 – TotalEnergies has signed an agreement to acquire the 25% interest held by Moeve (formerly known as CEPSA) in Block 53, offshore Suriname, joining APA (45%, operator) and Petronas (30%) as partner in this license.

Block 53 lies directly east of Block 58, where TotalEnergies (40%*, operator) and its partners announced the Final Investment Decision for the GranMorgu development in October 2024. Block 53 contains the Baja-1 discovery, drilled near the border of Block 58.

“This acquisition brings new resources to the development of our low-cost and low-emission GranMorgu project”, said Javier Rielo, Senior Vice President Americas, Exploration & Production at TotalEnergies. “It also proves how TotalEnergies will leverage GranMorgu infrastructure to develop profitably additional resources and extend its production plateau, strengthening the position of the Company in the offshore of Suriname”.

* After 20% Staatsolie (NOC) back-in

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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